Joseph Ceryanec V.P. - Chief Financial Officer Meredith Corporation 1716 Locust Street Des Moines, IA 50309
T 515-284-3603
F 515-284-3828 Joe.ceryanec@meredith.com

February 20, 2014

SUBMITTED IN ELECTRONIC FORM ON EDGAR AS A CORRESPONDENCE FILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Attention: Linda Cvrkel, Accounting Branch Chief
Division of Corporation Finance

Re:    Meredith Corporation
Form 10-K for the Fiscal Year Ended June 30, 2013
Filed August 21, 2013
File No. 001-05128
Definitive Proxy Statement on Schedule 14A
Filed September 26, 2013
File No. 001-05128

Dear Ms. Cvrkel:

We have received your letter dated February 6, 2014, which sets forth the comments of the staff of the Securities and Exchange Commission (the Staff) regarding the Annual Report on Form 10‑K for the fiscal year ended June 30, 2013, and the Definitive Proxy Statement on Schedule 14A of Meredith Corporation (Meredith or the Company). We appreciate your continued efforts to assist us in fulfilling our compliance and disclosure requirements in a manner that enhances the overall disclosure in our filings. Please find our responses to the Staff’s six comments and requests for supplemental information below. For your convenience, we have copied each of the comments immediately preceding our response thereto.

Form 10-K for the Fiscal Year Ended June 30, 2013

Business Developments, page 2

1.
We note from your disclosure on page 2 that in April 2013 you expanded your Sales Guarantee Program. Please provide us more details about the nature of this program and explain to us how you account for sales or guarantees provided under this program.

Securities and Exchange Commission
Form 10-K and Definitive Proxy Statement
February 20, 2014

Response:

Our National Media Group’s Sales Guarantee Program (the “Program”) was introduced to our advertisers in July 2011. The Program operates on a calendar year basis. During calendar 2012, the first year of the Program, 14 brands belonging to various advertisers participated. For calendar 2013, the Program was expanded to include additional categories of advertisers. At June 30, 2013, there were 15 brands participating in the program. While Meredith is pleased with the early response to the Program from advertisers, the Program is still relatively new and remains small.

Certain advertisers in our magazines can participate in this Program by contractually agreeing to the terms of the Program. Participation in the program requires advertisers to meet specific criteria including purchasing a minimum level of advertising impressions over a 12 month period across multiple Meredith magazine titles with minimum thresholds for frequency. The Program offers participating advertisers who achieve the specified criteria a “rebate” (generally in the form of incremental advertising space) if pre-determined return-on-investment (ROI) criteria and/or product sales metrics for the advertisers are not achieved. For calendar 2012, each of the brands participating in the Program exceeded the guaranteed metrics and therefore no rebates were owed.

Advertising revenues from advertisers participating in the Program are recognized as the advertisements are published in accordance with our revenue recognition policies. We have determined that potential rebates under this Program should be accounted for within the scope of Accounting Standards Codification (ASC) 460, Guarantees. Accordingly, we are following the recognition provisions of ASC 460-10-25 with respect to the Program’s guarantees. At June 30, 2013, based on testing performed in 2009 and 2010 before we introduced the Program and the results of the first year of the Program (2012), we determined that the contingent obligation created by the Program was not probable. In addition, total potential rebates under the Program were inconsequential to current liabilities at June 30, 2013, and to National Media advertising for the year ended June 30, 2013. Due to the small size of the program, disclosures required by ASC 460 were not material to the consolidated financial statements as of June 30, 2013, and thus were omitted. As the program continues to grow, we will reassess the materiality of disclosures and should they become material, the Company will include disclosures in the financial statement notes as required by ASC 460-10-50-4 in future filings.

Item 1A. Risk Factors, page 10

2.
We note your disclosure on page 1 that your national media segment has an “extensive digital media presence consisting of over 40 websites, almost 30 mobile-optimized websites, and about 30 applications,” and that your local media segment has “20 websites and mobile websites and 36 apps . . .” Because it appears you rely on information technology and systems for many of your business operations, please tell us whether you have experienced any attempts to disrupt these systems, including unauthorized access to data or theft of data in the past and, if so, whether disclosure of that fact would provide the proper context for your risk factor disclosures. Please refer to the Division of Corporation Finance’s Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

Securities and Exchange Commission
Form 10-K and Definitive Proxy Statement
February 20, 2014

Response:

To date directed attacks have not been of a significant nature. In our Form 10-K for the year ending June 30, 2014, we will augment our risk factor disclosures by including additional disclosure to the effect of the following:

Our websites and internal networks may be vulnerable to unauthorized persons accessing our systems, which could disrupt our operations. The Company uses computers in substantially all aspects of its business operations. Our website activities involve the storage and transmission of proprietary information, which we endeavor to protect from unauthorized access. However, it is possible that unauthorized persons may be able to circumvent our protections and misappropriate proprietary information or cause interruptions or malfunctions in our digital operations. We invest in security resources and technology to protect our data and business processes against risk of data security breaches and cyber-attack, but the techniques used to attempt attacks are constantly changing. A breach or successful attack could have a negative impact on our operations or business reputation.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 20

3.
We note your disclosures regarding the factors for which fluctuations in income statement line items are attributed; however, in addition to discussing the reasons for the change (or lack thereof), we believe you should also quantify the reasons for the change, particularly when more than one factor is attributed to the change. For example, in several instances, you state that certain increases were “primarily” attributed to one factor, and “partially offset” by another factor, without quantifying each. For a company with the size and breadth of operations as yours, these disclosures should be presented in a manner so as to allow investors to discern the relative contribution of each of the multiple components cited to the total change. Please revise future Form 10-K and 10-Q to separately quantify each significant factor mentioned.

Response:

As requested, in future filings the Company will provide additional quantitative information about the significant factors that cause fluctuations in material line items noted in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Supplemental Disclosure of Local Media EBITDA and Adjusted EBITDA, page 26

4.
We note that you reconcile local media EBITDA to operating profit. Please note that non-GAAP measures should be reconciled to the most comparable GAAP measure, which in this case is net income. Refer to Question 103.02 of the Compliance and Disclosure Interpretations issues on January 11, 2010 for further details. Please revise future filings accordingly.

Response:

Our Supplemental Disclosure of Local Media EBITDA and related reconciliation of EBITDA to operating profit for the Local Media Group was intended to provide supplemental information to our financial statement users to contribute to their understanding of our financial performance and provide an additional analytic tool to understand the results of the core operations and underlying trends of our Local Media Group. We believe that reconciling EBITDA for a single segment of our Company to our total Company’s consolidated net income would take the focus away from the segment results. As our financial statement users are able to calculate Local Media Group

Securities and Exchange Commission
Form 10-K and Definitive Proxy Statement
February 20, 2014

EBITDA from GAAP amounts provided in the Form 10-K and 10-Q, in future filings, we will remove the Supplemental Disclosure of Local Media EBITDA section.

Notes to the Financial Statements

Note 16. Financial Information about Industry Segments, page 74

5.
We note that the table in Note 16 presents operating profit by segment and reconciles to consolidated income from operations. In accordance with ASC 280-10-50-30(b), please revise to reconcile the total of the reportable segments’ measures of profit or loss to your consolidated income before income taxes, extraordinary items, and discontinued operations.

Response:

We will revise our financial statement note disclosures starting with our Quarterly Report on Form 10-Q for the quarter ending March 31, 2014, to reconcile the total of the reportable segments’ measures of profit or loss to our consolidated income before income taxes, extraordinary items, and discontinued operations.

Definitive Proxy Statement on Schedule 14A

Security Ownership of Certain Beneficial Owners and Management, page 36

6.
In future filings, for entities listed as beneficial owners, such as: Allianz Global Investors Capital LLC; NFJ Investment Group, LLC; Royce & Associates, LLC; BlackRock, Inc.; Neuberger Berman Group, LLC; and The Vanguard Group, Inc., please provide the natural person with voting or investment control of the entity.

Response:

In response to the Staff’s comment, in future filings, we will provide the person or persons with voting power and dispositive power for each of the entities listed as beneficial owners to the extent that such information is publicly available on Schedules 13D and 13G that are filed with respect to the Company. With respect to Schedule 13G, the person or persons listed may or may not be natural persons. The Company notes, however, that the entities referenced above did not report in their respective Schedules 13G any natural persons with voting or investment control of the respective entities. Further, we have no independent knowledge regarding any natural persons with voting or investment control over the shares of our stock held by these entities. All of the entities referenced above are Schedule 13G filers who have filed pursuant to Rule 13d‑1(b) under the Exchange Act. We note that instruction 3 to Regulation S‑K states that we may rely upon information set forth in statements filed under Schedule 13G. We further note that Schedule 13G, unlike Schedule 13D, does not require disclosure with regard to natural persons who serve in designated governance capacities or otherwise control one of the types of entities listed in General Instruction C of Schedule 13D.

* * * * * *

Securities and Exchange Commission
Form 10-K and Definitive Proxy Statement
February 20, 2014

In response to the Staff’s request, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to answer the Commission’s comments. We would be happy to provide any additional information the Commission believes is necessary to clarify the content of our response. If you have any questions, please do not hesitate to call me at (515) 284-3603.

Sincerely,

/s/ Joseph Ceryanec

Joseph H. Ceryanec
Vice President - Chief Financial Officer